Filed by Experience Investment Corp

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

Experience Investment Corp.

100 St. Paul Street, Suite 800, Denver, Colorado 80206

**** IMPORTANT REMINDER ****

Dear Experience Investment Corp. Stockholder:

By now, you should have received your proxy materials for the 2021 Special Meeting of Stockholders of Experience Investment Corp., which is scheduled to be held virtually, via live webcast, on May 5, 2021. You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent. If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

Your Board recommends that you vote “FOR” ALL proposals. Even if you plan on attending the virtual meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in Experience Investment Corp. and for taking the time to vote your shares.

Sincerely,

Eric Affeldt
Chief Executive Officer